


10015447

SUPPL

March 24, 2010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 026/2010**

Subject: Submission of Invitation Letter to AGM for 2010 and Annual Report for the year 2009.

Date: March 24, 2010

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

Mr. Pornrat Janejarassakul
(Acting) Assistant Vice President-Investor Relations
Advanced Info Service Plc.

Enclosure

3/30



Invitation Letter to

Annual General Meeting of Shareholders

For 2010

Advanced Info Service Public Company Limited

On 8 April 2010

At 10.00 Hours

At Auditorium Room, Shinawatra Tower 3, 9th Floor

1010 Vibhavadee Rangsit Road, Chatuchak, Bangkok 10900

In order to enhance efficient registration process, please bring along the proxy to the Meeting



Advanced Info Service
Public Company Limited

414 Shinawatra Tower 1,
Phaholyothin Rd., Samsen Nai,
Phayathai, Bangkok 10400
Tel : (662) 299-5000

Registration No. 0107535000265
(Formerly Bor Mor Jor 59)

CPS 79/2010

5 March 2010

Subject : Notice of the 2010 Annual General Meeting of Shareholders

To : Shareholders,
Advanced Info Service Public Company Limited

Attachment:
1. A copy of Minutes of the 2009 Annual General Meeting of Shareholders held on 8 April 2009;
2. Annual Report in which Balance Sheets, Statement of Income and Statement of Cash Flow for fiscal year ended 31 December 2009 as well as dividend policy and details of dividend payment are also attached;
3. Preliminary information on the retiring directors being proposed for re-appointment;
4. Report Form on the allotment of additional ordinary shares reserved for exercising the right in pursuance with the ESOP due to the entering into terms and conditions of the Prospectus;
5. Proxy Form B as prescribed by the Department of Business Development, the Ministry of Commerce (Form A and Form C can be downloaded from the Company's Website (http://investor.ais.co.th);
6. Definition and Information of the Independent Directors;
7. The Company's Articles of Association relating to the General Meeting of Shareholders;
8. Notes on documents and evidence identifying shareholders or proxies eligible to register, attend and vote at the meeting;
9. Procedures for attending 2010 Annual General Meeting of Shareholders; and
10. Map of the Meeting's venue.

Whereas, the Board of Directors of Advanced Info Service Public Company Limited (the "Company") No. 2/2010 held on 12 February 2010 has passed a resolution to convene the 2010 Annual General Meeting of Shareholders on 8 April 2010 at 10.00 hours at the Auditorium, 9th Floor Shinawatra Tower III, No. 1010 Vibhavadee Rangsit Road, Chatuchak, Bangkok to consider matters, supported by the Board's opinion, subject to the following agenda:

Agenda 1 **Matters to be informed**

Agenda 2 **To certify the Minutes of the 2009 Annual General Meeting of Shareholders held on 8 April 2009;**

Objective and Rationale: The 2009 Annual General Meeting of Shareholders had been held on 8 April 2009 and the Minutes thereof was prepared and submitted to the Stock Exchange of Thailand, the Ministry of Commerce and published on the Company's website (http://investor.ais.co.th) within 14 days as prescribed by law. *(Attachment 1)*

Board of Directors' Opinion: The Minutes of 2009 Annual General Meeting of Shareholders held on 8 April 2009 was correctly stated and recommended to be proposed to shareholders for certification. A copy of the said Minutes is attached in *Attachment 1.*

Resolution required: a majority vote of shareholders attending and eligible to vote.

Agenda 3 **To consider and certify the results of operation for 2009;**

Objective and Rationale: A summary of the Company's performance and material changes in 2009 is prepared by the Board of Directors and shown in the *Attachment 2.*

Board of Directors' Opinion: The Board recommends the Meeting to acknowledge the Company's results of operations, which have been prepared and shown in the Annual Report. Financial highlights of the year 2009 can be summarized as follows:

Consolidated financial statements

In Million Baht	2009	2008	Variance	Percentage
Assets	125,026	128,081	(3,055)	(2.39%)
Liabilities	53,215	54,646	(1,431)	(2.62%)
Revenue	102,452	110,792	(8,340)	(7.53%)
Net Profit	17,055	16,409	646	3.94%
Net Profit per Share (Baht)	5.76	5.54	0.22	3.97%

Resolution required: As this agenda is for information to shareholders; therefore, a vote is not required.

Agenda 4 **To approve the balance sheet, statement of income and statement of cash flow for fiscal year ended 31 December 2009;**

Objective and Rationale: In compliance with the Public Company Act, B.E. 2535 the Company shall prepare the balance sheet as well as the statement of income at the end of fiscal year of the Company, which were audited and certified by the Company's auditor and submitted to the shareholders for approval.

Audit Committee's opinion: The Audit Committee concluded that the financial statements accurately depicted the Company's financial status and operating results. Furthermore, it was determined that the financial statements were in accordance with generally accepted accounting principles whereby the external auditor had expressed an unqualified opinion, and were adequately and timely disclosed for the benefit of shareholders, investors, and users of such statements for the purposes of making investment decisions.

Board of Directors' Opinion: the said balance sheet, statement of income and statement of cash flow for the fiscal year 2009 as audited and certified by the auditor of KPMG Phoomchai Audit Ltd., and duly reviewed by the Audit Committee were recommended to be proposed to shareholders for approval. *(Attachment 2)*

Resolution required: a majority vote of shareholders attending and eligible to vote.

Agenda 5 **To approve the dividend payment for the fiscal year 2009 and special dividend;**

Objective and Rationale: The Company has adopted a policy to pay dividends to shareholders not less than 40% of net profit after tax as reported in the consolidated financial statement. Dividend payment will depend on the Company's operating performance, financial status, cash flow and investment obligation of the Company and subsidiaries including any necessity and suitability in the future. In 2009, the Company had a net profit on its consolidated financial statement of Baht 17,055 million. Therefore, the Company considered appropriate to declare a dividend payment at the rate of Baht 6.30 per share, of which Baht 3.00 per share was paid as an interim dividend on 10 September 2009. The dividend for the second half operating result of

2009 remains Baht 3.30 per share. In addition, the Company proposed to pay a special dividend of Baht 5.00 per share due to excess liquidity and it is expected that there is no major investment plan is expected in the near future. Therefore, total dividend payment is approximately Baht 33,507 million. In compliance with the Public Company Act, B.E. 2535 the dividends payment are subject to shareholders' approval.

Dividend Tax Credit

The Company pays an annual dividend at a rate of Baht 6.30 Baht per share and a special dividend at a rate of Baht 5.00 per share, totaling Baht 11.30 per share.

From this total, Baht 3.00 per share was paid as an interim dividend on 10 September 2009, while the remaining amount of Baht 8.30 per share will be paid as follows:

- Baht 7.60 per share will be paid out of retained earnings taxed at a rate of 30%, and the rest of Baht 0.70 per share will be paid out of retained earnings taxed at a rate of 25%.

The Book Closing and Dividend Payment Dates

The share registration book closing date to determine the right to receive dividends will be on 20 April 2010 and the dividend payment date will be on 30 April 2010. For more details of dividend policy, please refer to *(Attachment 2)*.

Details of Dividend Payment

According to Public Limited Company Act, B.E. 2535 the Company shall allocate not less than five percent of its annual net profit less the accumulated losses brought forward (if any) to legal reserve until this reserve attains an amount not less than ten percent of the registered capital. This has been already performed by the Company.

Details of Dividend Payment	2009 (Proposed year)	2008
1. Net Profit (Baht)	17,055,365,616	16,409,035,972
2. Share Amount		
2.1 Amount of Share for Interim Dividend	2,963,291,301 Shares	2,961,739,547 Shares
2.2 Amount of Share for Annual Dividend	2,965,898,587 Shares* (approximately)	2,962,286,846 Shares
3. Total Dividend Payment (Baht per Share)	**11.30**	**6.30**
3.1 Interim Dividend (Baht per Share)	3.00	3.00
3.2 Annual Dividend (Baht per Share)	3.30	3.30
3.3 Special Dividend (Baht per Share)	5.00	-
4. Total Dividend Amount (Baht)	33,506,832,175.10 (approximately)	18,660,765,232.80
5. Dividend Payout Ratio		
5.1 Payout ratio excluding special dividend (%)	109.51	113.72
5.2 Payout ratio including special dividend (%)	196.46	-

* Total shares as of 3 March 2010. The actual numbers shall be confirmed on the book closing date to determine the right to receive dividend on 20 April 2010.

Board of Directors' Opinion : The Board recommends the Meeting to consider and approve the distribution of annual dividend for the fiscal year 2009 at the rate of Baht 6.30 per share, according to the Company's dividend policy on payment of dividend of not less than 40% of its net profit. The Company paid an interim dividend for the first half operation of 2009 at the rate of Baht 3.00 per share, thus the dividend for the second half of the year 2009 remains at Baht 3.30 per share. In addition, the Board recommends the Meeting to consider and approve the distribution of special dividend of Baht 5.00 per share.

Resolution required: a majority vote of shareholders attending and eligible to vote.

Agenda 6 **To approve the re-appointments of retiring directors;**

Objective and Rationale: In compliance with the Public Company Act B.E. 2535 and Clause 18 of the Company's Articles of Association, at the Annual General Meeting of Shareholders, one-thirds of directors shall be retired by rotation but they can be re-appointed. In the Company's 2010 Annual General Meeting of Shareholders, 3 directors who will be retired by rotation and are recommended to be re-appointed are;

1. Mr. Surasak Vajasit	Member of the Audit Committee, Independent Director, and Member of the Nomination and Corporate Governance Committee
2. Mr. Suphadej Poonpipat	Director
3. Mr. Yeo Eng Choon	Director

The Company would like to inform that during November 2009 – January 2010, in accordance with the principle of good corporate policy relating to the promoting of shareholders' right, the Company had invited its shareholders to propose agenda at the 2010 Annual General Meeting of Shareholders and to nominate qualified persons to be elected as the Company's director in advance. However, there were no shareholders who proposed a qualified nominee to be elected as the Company's director.

Board of Directors' Opinion: The Board, excluding those having conflicts of interest, considers the qualifications of retiring directors and agrees with the recommendation by the Nomination and Corporate Governance Committee that all 3 retiring directors have the qualifications pursuant to the Public Company Act B.E. 2535 and their respective expertise and experience related to the Company operation. Therefore, the said 3 directors who are retired by rotation should be re-appointed for another term.

Curricula vitae of the nominated directors, numbers of shares held in the Company, position as director of managerial level in the listed company and other businesses and numbers of board meetings in 2009 are shown in the *Attachment 3.*

Resolution required: a majority vote of shareholders attending and eligible to vote.

Agenda 7 **To approve the directors' remuneration for 2010;**

Objective and Rationale: In compliance with the Public Company Act B.E. 2535, the General Meeting of Shareholders shall approve the remuneration for the Board of Directors.

Board of Directors' Opinion: By recommendation of the Remuneration Committee, deliberately taking into consideration of appropriateness by a number of factors compared within the same industry together with business expansion and growth of profit of the Company, in 2010 the total budget for the directors' remuneration shall not exceed Baht 13,500,000 (Baht Thirteen Million and Five Hundred Thousand) inclusive of monetary remuneration i.e. monthly retainer fee, attendance fee and annual remuneration should be allocated. This amount is the same amount as in 2009. In 2009, the shareholders had approved the directors' remuneration of not exceeding Baht 13,500,000 and total payment was Baht 13,425,000.

Policy on Directors Remuneration for the Year 2010

Director	Monetary Remuneration for 2010 (Baht)		
	Monthly Retainer Fee	Meeting Allowance	Annual Remuneration
Board			
Chairman	200,000	x	✓
Member	50,000	25,000	✓
Audit Committee			
Chairman	25,000	25,000	✓
Member	x	25,000	✓
Nomination and Corporate Governance Committee			
Chairman	10,000	25,000	✓
Member	x	25,000	✓
Remuneration Committee			
Chairman	10,000	25,000	✓
Member	x	25,000	✓
Executive Committee			
Chairman	10,000	25,000	✓
Member	x	25,000	✓

Notes:
1) Directors who are executives / employees of the Company / shareholders shall not be entitled to receive such remuneration.
2) Chairman of the Board is not entitled to an additional monthly retainer or meeting allowance if he or she chairs any of the sub-committees.

Resolution required: an affirmative vote of not less than two-thirds of the total number of shareholders attending and eligible to vote.

Agenda 8 **To approve the appointment of the Company's auditors and determine the auditors' remuneration for the year 2010;**

Objective and Rationale: In Compliance with the Public Company Act B.E. 2535, the General Meeting of Shareholders shall approve the appointment of, and fix a fee for the Company's auditor.

Audit Committee's opinion: The Audit Committee took into consideration the nomination and appointment of the external auditor and the annual audit fee for 2010. This process entailed assessing of the current external auditor for its independence, performance from the year 2009, knowledge, competency, experience in the telecommunications industry, supporting units of the audit firm, and also the competitiveness of the audit fee.

The Audit Committee concluded that the external auditors from KPMG Phoomchai Audit Ltd. acted independently and demonstrated a sufficient degree of knowledge and experience required for the purposes of conducting the Company's external audit with a competitive audit fee. The Audit Committee subsequently proposed that the same external auditor, KPMG Phoomchai Audit Ltd., be appointed as the official certified public accountant of the Company for 2010.

Board of Directors' Opinion: the Board agrees with the Audit Committee to select KPMG Phoomchai Audit Ltd. to be the Company's auditor for the third year and recommends the Meeting to approve the appointment of the auditors as follows;

Name of auditors:

1. Mr. Supot Singhasaneh Registration No. 2826
(Never signed the Company's audited financial statements)

2. Mr. Winid Silamongkol Registration No. 3378
(Has signed as the Company's auditor in the Company's audited financial statements for 2 years since 2008)

3. Ms. Somboon Suprsiripinyo Registration No. 3731
(Never signed the Company's audited financial statements)

4. Mr. Charoen Phosamritlert Registration No. 4068
(Never signed the Company's audited financial statements)

Any of the above auditors can conduct the audit and express an opinion on the Company's financial statements. In the event that none of these auditors is available, KPMG Phoomchai Audit Ltd. is authorized to delegate another one of KPMG Phoomchai Audit Ltd. to conduct the audit. The audit fee and the quarterly review fee of the Company in 2010 is recommended at Baht 3,932,000. This amount excludes the non-audit fee, which the Company will pay based on the actual amount, and the audit fee and the quarterly review fee of subsidiaries in 2010 in the budget approximately Baht 5,625,000.

Comparison of Audit Fee for 2010 and 2009

	Year 2010 (Proposed year)	Year 2009
Audit fee and quarterly review fee of the Company	Baht 3,932,000	Baht 3,932,000

- In 2009, the Company did not have non-audit fee.

Audit fee and quarterly review fee of the Company excludes the non-audit fee and the audit fee and the quarterly review fee of subsidiaries in 2010 in the budget approximately Baht 5,625,000. In 2009, the audit fee and quarterly review fee were Baht 4,625,000. The reason of budget increases in 2010 because there are 4 new subsidiaries as follows:

- Advanced Mobile Broadband Co., Ltd.
- Mobile Broadband Business Co., Ltd.
- Fax Lite Co., Ltd.
- i Zone Co., Ltd.

KPMG Phoomchai Audit Ltd. and the four auditors mentioned above are completely independent from the Company and have no relation / interest with the Company / subsidiaries / executives / major shareholders or connected persons; as evidenced by their report on securities holding submitted to the Company.

KPMG Phoomchai Audi Ltd. is also appointed to be the external auditor of subsidiaries for year 2010.

Resolution required: a majority vote of shareholders attending and eligible to vote.

Agenda 9 **To approve the allotment of the additional ordinary shares, reserved for exercising the right in pursuance of the ESOP warrants to conform to the terms and conditions of the Prospectus**

Objective and Rationale: The Company made payments of dividend in 2009 at a rate exceeding 50 percent of net profit, this thus fell under conditions prescribed in the Prospectus of the ESOP clause 2.6 (v); it is necessary the Company adjust right of those entitled to such ESOP so that their rights would not be prejudiced, by alloting additional ordinary shares for subscription.

Board of Directors' Opinion: The Board recommends the Meeting to approve an allotment of 2,000,000 ordinary shares at par value of Baht 1 out of unallotted 2,008,543,609 shares at par value of Baht 1 to executives and employees in ESOP program pursuant to adjustment of right as prescribed in the Prospectus *(Attachment 4).*

Resolution required: an affirmative vote of not less than three-fourths of shareholders attending and eligible to vote.

Agenda 10 **To consider other matters (if any)**

The Record Date on which the shareholders have the right to attend and vote in the Company's 2010 Annual General Meeting of Shareholders will be on 17 March 2010, and the share registration book closing date for gathering shareholders' name under the Article 225 of the Securities and Exchange Act B.E. 2535 will be on 18 March 2010.

Should shareholders have any questions concerning the agenda items that may require clarification from our directors or management at the meeting, please submit your questions in advance to the email address companysecretary@ais.co.th or facsimile: +662 299-5108.

Please be informed and kindly attend the Meeting at day, time and venue as specified above. Shareholders who cannot attend personally are requested to grant a proxy or any independent director under an enclosed proxy form on which the bar code is properly affixed.

You are kindly requested to submit the completed Proxy Form to the Company by Wednesday, 7 April 2010 to the below address:

Company Secretary Office
Advanced Info Service Plc.
414 Shinawatra Tower 1, 21st Floor
Phaholyothin Road, Samsen Nai, Phayathai
Bangkok, 10400
Thailand

For your convenience, shareholders and/or proxies should produce such proxy together with other supporting documents for proper registration. The Company will facilitate in affixing the stamp duty when registering to attend the Meeting.

Yours sincerely,
By order of the Board of Directors
Advanced Info Service Public Company Limited



Mr. Somprasong Boonyachai
Vice-Chairman of the Board of Directors



Advanced Info Service
Public Company Limited

414 Shinawatra Tower 1,
Phaholyothin Rd., Samsen Nai,
Phayathai, Bangkok 10400
Tel : (662) 299-5000

**Minutes of the Annual General Meeting of Shareholders for the Year 2009
of
Advanced Info Service Public Company Limited
Held on Wednesday, 8 April 2009 at 14.00 Hrs.
At the Auditorium, 9th Floor Shinawatra Tower III
1010 Vibhavadee Rangsit Road, Chatuchak, Bangkok.**

There were 1,141 shareholders present in person and by proxy altogether holding 2,468,200,066 shares from the total of 2,961,748,766 shares equivalent to 83.34 percent of the total number of shares sold.

Prior to the Meeting, an officer of the Company explained the procedure for casting votes as follows:

1. To cast vote in each agenda, one share shall have one vote;
2. To sum up the number of votes in each agenda, only the votes disagreeing or abstaining (from which ballots of the respective purposes have been previously collected from those shareholders) shall be extracted from the total votes attending the Meeting whereas the remaining votes shall be regarded to have agreed with each agenda; a vote shall be cast by shareholder or proxy on one opinion only (except in case of custodian by which proxy allows).
3. As regards Agenda 8 re-election of retired directors, all votes shall be cast by every shareholder by using ballots specifying name of shareholder / proxy, number of shares held regardless whether each shareholder agrees, disagrees or abstains the vote; therefore, there will be 4 separate casts of votes for each director.

Dr. Paiboon Limpaphayom, Chairman of the Board of Directors, presided over the Meeting.

He then requested Mr. Somprasong Boonyachai, Vice Chairman of the Board of Directors to preside over the Meeting in his behalf.

Chairman of the Meeting first introduced directors, executive, auditor and legal counsel examining the procedure for casting votes, respectively as follows:

Directors:

1. Dr. Paiboon Limpaphayom	Chairman
2. Mr. Somprasong Boonyachai	Vice Chairman
3. Mr. Aviruth Wongbuddhapitak	Chairman of Audit Committee, Member of Remuneration Committee, and Independent Director
4. Mrs. Tasanee Manorot	Member of Audit Committee, and Independent Director
5. Mr. Surasak Vajasit	Member of Audit Committee, Member of Nomination and Corporate Governance Commitee, and Independent Director
6. Mr. Suphadej Poonpipat	Director
7. Mr. Chakree Subprawong	Director
8. Mr. Ng Ching-Wah	Director
9. Mr. Ng Kwon Kee	Director
10. Mr. Vikrom Sriprataks	Director and Chief Executive Officer (CEO)

Director Apology :

Mr. Allen Lew Yoong Keong	Chairman of the Executive Committee

Executive:

Mr. Pong-amorn Nimpoonsawat	Chief Finance Officer (CFO)

Auditor:

Mr. Winid Silamongkol	KPMG Phoomchai Audit Co., Ltd.

Legal Counsel:

Ms. Yaowarote Klinboon	Weerawong, Chinnavat & Peangpanor Ltd.

Mr. Somprasong Boonyachai informed the Meeting that this Annual General Meeting of Shareholders was convened on this day pursuant to the resolution of the Board of Directors' Meeting No. 2/2009 held on 18 February 2009 to consider the matters as specified in the notice calling this Meeting dated 6 March 2009. The Record Date on which shareholders have rights to attend and vote in the Annual General Meeting of Shareholders was on 17 March 2009 and the share registration book for gathering Shareholders' names under the Section 225 of the Securities and Exchange Act. (No.4) B.E. 2551 was on 18 March 2009.

Since the number of shareholders present in person and by proxy was sufficient to constitute the quorum as required by the Public Company Act B.E. 2535 Section 103 and the Company's Articles of Association Clause 32 i.e. shareholders and proxies amounting to not less than 25 or not less than one half of the total number of shareholders holding not less than one-third of the total number of shares sold of the Company, he thus requested the Meeting to consider the matters in accordance with the following agenda.

1. Matters to be Informed.

Chairman reported in order to be in compliance with good corporate governance as regards general meeting and rights of minority shareholders, the Company had notified the Stock Exchange of Thailand and posted notice on the Company website during December 2008 until January 2009 that shareholders were welcome to propose additional agenda and nominate persons to be elected as directors of the company for consideration by the Board of Directors in advance. However, there were no such proposal submitted to the Company.

2. To certify the Minutes of the Annual General Meeting of Shareholders for the Year 2008, held on 10 April 2008.

Chairman requested the Meeting to consider and certify the Minutes of the Annual General Meeting of Shareholders for the year 2008 held on 10 April 2008 as per details in a copy, which had already been distributed to shareholders together with the notice calling this Meeting.

Since there was no shareholder raising any question, the Chairman, then, proposed the Meeting to cast their votes.

After due consideration, the Meeting

RESOLVED THAT The Minutes of the Annual General Meeting of Shareholders for the year 2008 held on 10 April 2008 be and hereby was certified with the following votes:

Resolution	Votes (1 Share = 1 vote)	% of the total shares held by shareholders attending and having right to vote
1. Agreed	2,464,082,491	99.80
2. Disagreed	-	0.00
3. Abstained	4,822,600	0.20
Total	**2,468,905,091**	**100**

3. **Report by the Board of Directors for operation of the year 2008.**

Chairman requested Mr. Vikrom Sriprataks, Director and Chief Executive Officer, to report the Meeting on summary of operations for the year 2008 as follows:

Subscribers (in million)

2005	2006	2007	2008
16.4	19.5	24.1	27.3

- As at end of 2008, AIS had total subscribers of 27.3 million
- It was a 13% subscriber growth from 2007, or 3.2 million net additions.

Network Investment (Baht: Billion)

2005	2006	2007	2008
17	20	17	13

- The Company will continue policy on investment in effective network expansion thereby resulting in a decrease to Baht 13,000 Million in 2008 compared with Baht 17,000 Million in 2007
- Revenue market share : 52%
- Network coverage : more than 97% of populated area
- Network and service qualities higher than criteria imposed by National Telecommunications Commission (NTC)

Parameters	NTC Criteria	Result
On – net success call rate	Not less than 90%	✓
Off – net success call rate	Not less than 85%	✓
Drop call rate	Not exceeding 2%	✓
Claim rate on billing error	Not exceeding 2% per month	✓
Response time for accessing customer service call center	Not exceeding 60 seconds	✓

* Data as of Q4 2008, October - December

Innovation, such as:

- Mobile Internet
- First mobile phone operator to provide Full Internet View Browsing through GPRS phones – a full page View on mobile
- *123 Calling Grammy – unlimited song download with Grammy
- Connect Talk – Everywhere is now local – a foreign rental number to allow customers to call from 5 countries (US, UK, Japan, Australia and Singapore) at local rate
- Thairath top news

Corporate Social Responsibility

- 2007 career opportunities of Call Center for blind disabilities
- 2008 expanding career opportunities for deaf
- AIS Water Shortage Relief Project (2006 – 2008)
  More than 10,000 water tanks delivered to over 850,000 households
- AIS Sarnrak Childern Development Center over the past 5 years in Kalasin, Pitsanuloke, Chiengmai and Nakornratsima
- Sarn Rak Kon Keng Hua Jai Krang (promoting and funding education for needy child / youth) Inspires child / youth to further education and come back to their homeland; over the past 8 years more than 380 students in project and 31 graduates

Awards of Pride in 2008

- Brandage – GSM advance and One-2-Call most admired brand in 2008
- Asian Mobile News – Asian Mobile Operator of the Year 2008 and the Mobile Operator of the Year, Thailand 2008
- The Asset Magazine – one of the best in corporate goverance in Thailand, 2008
- Wall Street Journal Asia – 7th ranked company in its 2007 annual survey of Thailand's top 10 leading companies – the only Thai mobile operator to make this list of the 200 Most Pleasurable Companies in Asia
- National Office for Employment of Persons with Disabilities (NEP) for the best workplace for disabilities

Further details appeared in the Annual Report distributed to shareholders together with the notice calling this Meeting.

There was no shareholder raising any question.

As this Agenda was for information to shareholders; therefore, there was no cast of votes.

4. <u>To approve the Balance Sheet, Profit and Loss Statements Cash Flow Statements for 2008 ended 31 December 2008.</u>

Chairman requested Mr. Vikrom Sriprataks, Director and Chief Executive Officer, to report the Meeting.

Mr. Vikrom Sriprataks proposed the Meeting to consider and approve the Balance Sheets, Profit and Loss Statements, and Cash Flow Statements for 2008 ended 31 December 2008 with auditor's report which had been reviewed by the Audit Committee and approved by the Board of Directors respectively the copies of which were attached to the Notice letter.

Balance sheet as at 31 December (Baht million)	2008	2007
Current assets	26,958	20,586
Property, plant and equipment and assets under the Agreements for operation	81,189	87,088
Total assets	128,081	128,942
Total borrowings and debentures*	34,328	30,349
Total liabilities	54,646	53,481
Shareholders' equity	73,436	75,461
Total liabilities and shareholders' equity	128,081	128,942

*Includes swap contract

Statement of Income (Baht:million)	2008	2007	Variance (%)
Total revenues	110,792	108,454	2.2
Total cost	(72,039)	(70,756)	1.8
Gross Profit	38,753	37,697	2.8
Selling & Administrative expenses	(11,205)	(12,767)	(12.2)
Operating profit	26,471	25,525	3.7
Other revenue	2,565	662	388
Income tax	(8,381)	(7,562)	10.8
Net profit	16,409	16,290	0.7

Statement of Cash Flow 2008

(In Baht Million)	2008	2007
Net cash from operation	36,721	35,698
Net cash used in investment	-12,359	-16,767
Net proceeds from loans from financial institutions	3,883	-2,999
Dividend payment	-18,681	-18,658
Net cash used in other financing	-1,329	-1,528
Net increase (decrease) in cash	**8,235**	**-4,254**
Cash and cash equivalents, beginning of the year	6,822	11,098
Effect of exchange rate on foreign currencies	-71	-22
Cash and cash equivalents at the end of the year	**14,986**	**6,822**
Add specifically – used bank deposits	1,315	1,495
Total cash and equivalents at the end of the year	**16,301**	**8,317**

Shareholders raised the following queries:
Shareholder: What was the Book Value of the share at the end of 2008; was it possible to incorporate in the Annual Report; how to proceed further as regards impairment?

Chairman: CFO please respond to the query

CFO : Shareholders please refer to the Annual Report page 108 and Note 20 Share Capital page 148 attached to the Financial Statements. By dividing the issued shares with the equity, the result of the Book Value will be:

Year 2007	Baht 25.51
Year 2008	Baht 24.79

A decline was as a result of the Company payment of dividend at the rate exceeding 100% of net profit.

Management will consult further with auditor to determine whether the Book Value should be incorporated in the Annual Report.

As regards impairment loss of goodwill of Digital Phone Co., Ltd. (DPC), it was carried out in accordance with the accounting principle i.e. calculation of current value of cash flow to be received in future in comparison with goodwill; if less, then impairment shall be recorded. However, such practice did not affect cash flow of the Company.

Shareholder : Considering from operation performance and payment of dividend in the amount of Baht 18,000 million thereby resulting in decline in shareholders' equity in the past 3 years, what would the Company do?

Chairman: The Company has adopted a policy to give best return to shareholders by means of dividend payment. When the Company has accumulated retained earnings, it would be appropriate to return to shareholders. This has resulted in good credit rating for the Company and helped raise funds for working capital. Though dividend payment has caused a decline in shareholders' equity, confidence in investors has been created and share price stabilized, higher than average criteria. In general, if a company paid dividend, there might be no investment. On the other hand, when there was a project, then no dividend. The Company has tried to balance those two areas so as to help raise funds and create potential.

Since there was no shareholder raising further question, Chairman, then, proposed the Meeting to cast their votes.

After due consideration, the Meeting

RESOLVED THAT The Balance Sheets, Profit and Loss Statements, and Cash Flow Statements for the year 2008 ended 31 December 2008 be and hereby were approved with the following votes:

Resolution	Votes (1 Share = 1 vote)	% of the total shares held by shareholders attending and having right to vote
1. Agreed	2,457,897,076	99.55
2. Disagreed	1,884,718	0.08
3. Abstained	9,279,500	0.38
Total	**2,469,061,294**	**100.00**

5. <u>To approve dividend payment to the shareholders for fiscal year 2008.</u>

Chairman requested Mr. Vikrom Sripratkas, Director and Chief Executive Officer, to report the Meeting.

Mr. Vikrom Sriprataks stated to the Meeting that according to the operation results as aforementioned, management considered appropriate to allocate the net profit for the Annual Dividends Payment of the year 2008 at the rate of 6.30 Baht per share to shareholders. The Company had proceeded to pay out the interim dividends payment during the first half of the year at the rate of 3.00 Baht per share, the management would thus take opportunity to inform of the interim dividends payment to the Meeting as required by law, thus the dividends for the second half of the year remained at 3.30 Baht per share. Accordingly, the Record Date to determine the right to receive dividend will be on 20 April 2009 and share registration for book closing will be 21 April 2009 for gathering shareholders' names under Section 225 of the Securities and Exchange Act B.E. 2535 and the date of Dividends Payment is fixed on 4 May 2009.

Since there was no shareholder raising any question, Chairman, then, proposed the Meeting to cast their votes.

After due consideration, the Meeting

RESOLVED THAT Payment of dividend to Shareholders for year 2008 be and hereby was approved with the following votes:

Resolution	Votes (1 Share = 1 vote)	% of the total shares held by shareholders attending and having right to vote
1. Agreed	2,464,240,894	99.80
2. Disagreed	-	0.00
3. Abstained	4,820,500	0.20
Total	**2,469,061,394**	**100.00**

6. <u>To approve the issuing and offering of debentures in an amount not exceeding Baht 15,000,000,000 (Baht Fifteen Billion)</u>

Chairman requested Mr. Vikrom Sriprataks, Director and Chief Executive Officer, to report the Meeting.

Mr. Vikrom Sriprataks reported the Board of Directors deemed appropriate to propose to shareholders' meeting to approve the issuing and offering of debentures to prepare a financing source for the 3G license, to finance its working capital and to repay matured debts, with the following details:

Total Amount:	shall not exceed Baht 15,000,000,000 or equivalent in other currencies with condition that the approved amount for issuing and offering of debentures will be valid from the date of the Annual General Meeting (AGM) of the year 2009 until the date of the AGM of the year 2010.
Offering:	The debentures may be – offered to public and/or institutional investors and/or specific investors in Thailand (either in whole or in part) and/or outside Thailand in accordance with the relevant notifications of the Office of the Securities and Exchange Commission, the Capital Market Supervisory Board or the relevant rules and regulations – offered to the existing debenture holders prior to the offering to the general investors in accordance with the relevant notifications of the Office of the Securities and Exchange Commission, the Capital Market Supervisory Board or the relevant rules and regulations – offered in the same set or several sets at the same time or several times.
Authority:	to empower the Executive Committee or person who is empowered by the Board of Directors and/or the Executive Committee of the Company ("**Attorney**") to be the authorized person to decide and proceed with the issuing and offering debentures and to perform other acts relating to the issuing and offering of debentures (including (without limitation) to structure, determine and specify the type and any details of the debentures, appointment of arranger/underwriter, registrar and/or representative of the debentures holders (if any) and the arrangement for the listing of debentures on the secondary market, to negotiate, prepare, agree, execute and deliver any agreement and other documents with respect to the issuing and offering of the debentures) that the Attorney deems necessary or desirable for the purpose of facilitating or implementing the issuing and offering of the debentures including making decisions and carrying out other acts relating to hedging transactions (whether in whole or in part) in order to protect any risk arising from fluctuation of interest rate and/or currency exchange rate.

Cancellation of Outstanding Debentures
In addition, as the 2008 Annual General Meeting of Shareholders held on 10 April 2008 had resolved to approve the program for issuing and offering debt instruments (including, but not limited to, debentures, short-term debentures and bill of exchange) in the amount of not exceeding 14,000,000,000 (Baht Fourteen Billion) or equivalent in other currencies. Consequently, the Company had already issued and offered debentures in the total amount of Baht 11,500,000,000 (Baht Eleven Billion and Five Hundred Million), which Baht 2,500,000,000 (Baht Two Thousand Five Hundred Million) remains outstanding (the "Outstanding Balance"). The Board of Directors, at its meeting No. 2/2009 held on 18 February 2009 deemed appropriate to cancel the Outstanding Balance thereby the issuing and offering of debentures in the amount of Baht 15,000,000,000 (Baht Fifteen Billion) shall be operated instead.

Shareholders raised the following queries:
Shareholder : Please report progress in applying for 3G license and crediting rating of the Company

Chairman: CEO please respond to the query

CEO : National Telecommunications Commission (NTC) has yet issued such 3G license, but is expected at the end of 2009 and the Company shall invest in this project. The Company rating is AA.

Since there was no shareholder raising further questions, Chairman, then, proposed the Meeting to cast their votes. In addition, shareholders were advised a resolution shall require an affirmative vote of not less than three-fourths of the total number of shareholders attending and eligible to vote.

After due consideration, the Meeting.

RESOLVED THAT Program for issuing and offering debentures be and hereby was approved with the following votes:

Resolution	Votes (1 Share = 1 vote)	% of the total shares held by shareholders attending and having right to vote
1. Agreed	2,396,725,894	97.07
2. Disagreed	-	0.00
3. Abstained	72,335,500	2.93
Total	**2,469,061,394**	**100.00**

The votes were of not less than three-fourths of the total number of shareholders attending and eligible to vote.

7. **To approve the addition of the Company's objective Item 49 on Electronics Payment Business, and amendment of the Company's Memorandum of Association Clause 3.**

Chairman requested Mr. Vikrom Sriprataks, Director and Chief Executive Officer, to report the Meeting.

Mr. Vikrom Sriprataks reported Section 9 of the Royal Decree on Control of Service of Electronic Payment B.E. 2551 issued by virtue of the Electronic Transactions Act B.E. 2544 requires that those who are juristic entities and wish to render the service shall contain an objective relating to receiving payment by electronic means; the subject service has been carried out by the Company via channel mPAY Station and falls under List C(5) Receiving Payment; as a result the Company shall register additional Item 49 with the Department of Business Development, the Ministry of Commerce, as follows:

"Item 49 To render electronic payment services such as clearing service, settlement service, electronic payment service by the equipment or network, transaction switching service, electronic payment service for purchase of goods, and/or receiving services from sellers or service providers at any place and such service is not subjected to service and distribution system of electronic money (unless permission to render services has been granted by relevant authority)"

After adding the Company's objective Item 49, the Company shall amend the Memorandum of Association Clause 3 with the Department of Business Development, the Ministry of Commerce by changing the numbers of the Company's objectives from 48 Items to 49 Items. The Board of Directors thus deemed appropriate to propose to the Meeting today.

Shareholders raised the following queries:
Shareholder : What would the Company benefit from the objective as proposed?

Chairman: CEO please respond to the query

CEO : This business is to receive payments by electronic means thereby objective of the Company will be expanded, provided it shall comply with relevant law i.e. additional objective shall be clearly registered in the Memorandum of Association with the Department of Business Development, the Ministry of Commerce.

Chairman : This operation of business is similar with ATM in early years in that the number could not be ascertained; however this has provided convenience for customers / subscribers whereas the Company will benefit from charge / fee in return for the service.

Since there was no shareholder raising further questions, Chairman, then, proposed the Meeting to cast their votes. In addition, shareholders were advised a resolution shall require an affirmative vote of not less than three-fourths of the total number of shareholders attending and eligible to vote.

After due consideration, the Meeting.

RESOLVED THAT The addition of the Company's objective Item 49 on Electronics Payment Business, and amendment of the Company's Memorandum of Association Clause 3, be and hereby were approved with the following votes:

Resolution	Votes (1 Share = 1 vote)	% of the total shares held by shareholders attending and having right to vote
1. Agreed	2,464,665,494	99.79
2. Disagreed	-	0.00
3. Abstained	5,129,800	0.21
Total	**2,469,795,294**	**100.00**

The votes were of not less than three-fourths of the total number of shareholders attending and eligible to vote.

8. <u>To approve the re-appointment of retiring directors.</u>

Chairman requested Mr. Surasak Vajasit, Member of Nomination and Corporate Governance, to report the Meeting.

Mr. Surasak Vajasit stated to the Meeting that, according to the Company's Articles of Association, one-third of the Board of Directors shall be retired by rotation at the Annual Ordinary General Meeting of Shareholders provided those retired directors are eligible for re-election. For this Meeting, four directors were to be retired by rotation as follows:

1. Mr. Somprasong Boonyachai	Vice Chairman of the Board of Directors, member of the Remuneration Committee, and member of the Nomination and Corporate Governance Committee
2. Mr. Aviruth Wongbuddhapitak	Chairman of the Audit Committee, member of the Remuneration Committee, and Independent Director
3. Mrs. Tasanee Manorot	Member of the Audit Committee and Independent Director
4. Mr. Allen Lew Yoong Keong	Chairman of the Executive Committee

The Nomination Committee had considered this issue, in the absence of such retiring directors, and then considered appropriate to propose to shareholders' meeting that:

1. Mr. Somprasong Boonyachai	Vice Chairman of the Board of Directors, member of the Remuneration Committee, and member of the Nomination and Corporate Governance Committee
2. Mr. Aviruth Wongbuddhapitak	Chairman of the Audit Committee, member of the Remuneration Committee, and Independent Director
3. Mrs. Tasanee Manorot	Member of the Audit Committee and Independent Director
4. Mr. Allen Lew Yoong Keong	Chairman of the Executive Committee

be re-elected for another term.

Details of age, shares held, educational qualifications, working experience, attendance record of the Board of Directors and Committees as well as contribution by each of directors are as attached to Meeting documents delivered to shareholders.

Shareholders raised the following queries:
Shareholder : Considering of and comparing with the minutes of the meeting of last year whereby retiring directors had excused themselves from the meeting, won't it be done for this year, and what would that mean?

Mr. Surasak Vajasit : The Board of Directors has studied this issue and found that there have been no laws to require as such. In addition, this agenda is an exclusive right of shareholders to vote for, or against, any director who has no interest of whatsover nature.

Shareholder : Mr. Allen Lew Yoong Keong is not attending the meeting today. Please advise his involvement / participation in the Company?

Chairman : Mr. Allen Lew Yoong Keong has indeed been working with the Company for a long time, for example in 1999 – 2001 in operation area. He also got education from one of the world's best school in engineering and management, and has gained good knowledge of market in Thailand.

Since there was no shareholder raising further question, Chairman, then, proposed the Meeting to cast their votes, and requested each shareholder to use ballot no matter whether shareholder agrees, disagrees or abstains the vote, for each director.

After due consideration, the Meeting

RESOLVED THAT Mr. Somprasong Boonyachai, a director retired by rotation, be and hereby was re-elected with the following votes :

Resolution	Votes (1 Share = 1 vote)	% of the total shares held by shareholders attending and having right to vote
1. Agreed	2,463,135,940	99.73
2. Disagreed	6,657,254	0.27
3. Abstained	2,100	0.00
Total	**2,469,795,294**	**100.00**

After due consideration, the Meeting

RESOLVED THAT Mr. Aviruth Wongbuddhapitak, a director retired by rotation, be and hereby was re-elected with the following votes :

Resolution	Votes (1 Share = 1 vote)	% of the total shares held by shareholders attending and having right to vote
1. Agreed	2,462,550,340	99.79
2. Disagreed	5,242,354	0.21
3. Abstained	2,600	0.00
Total	**2,467,795,294**	**100.00**

After due consideration, the Meeting

RESOLVED THAT Mrs. Tasanee Manorot, a director retired by rotation, be and hereby was re-elected with the following votes :

Resolution	Votes (1 Share = 1 vote)	% of the total shares held by shareholders attending and having right to vote
1. Agreed	2,464,549,340	99.79
2. Disagreed	5,242,354	0.21
3. Abstained	3,600	0.00
Total	**2,469,795,294**	**100.00**

After due consideration, the Meeting

RESOLVED THAT Mr. Allen Lew Yoong Keong, a director retired by rotation, be and hereby was re-elected with the following votes:

Resolution	Votes (1 Share = 1 vote)	% of the total shares held by shareholders attending and having right to vote
1. Agreed	2,418,603,840	97.93
2. Disagreed	51,182,654	2.07
3. Abstained	8,800	0.00
Total	**2,469,795,294**	**100.00**

9. <u>To approve the directors' remuneration for 2009.</u>

Chairman requested Mr. Vikrom Sriprataks, Director and Chief Executive Officer, to report the Meeting.

Mr. Vikrom Sriprataks stated to the Meeting that the Remuneration Committee recommended remuneration for directors be determined in an amount of not exceeding Baht 13,500,000 comprising monthly retainer fee, annual remuneration, attendance fee, a decrease by 10% seen as expression of responsibility by directors towards current economic situation as per the following details:

Policy on Remuneration for Directors for the Year 2009

Director	Monetary Remuneration for 2009 (Baht)		
	Monthly Retainer Fee	Attendance Fee	Annual Remuneration
Board			
Chairman	200,000	x	✓
Member	50,000	25,000	✓
Audit Committee			
Chairman	25,000	25,000	✓
Member	x	25,000	✓
Nomination and Corporate Governance Committee			
Chairman	10,000	25,000	✓
Member	x	25,000	✓
Remuneration Committee			
Chairman	10,000	25,000	✓
Member	x	25,000	✓
Executive Committee			
Chairman	10,000	25,000	✓
Member	x	25,000	✓

Notes:
1) Directors who are executives / employees of the Company / shareholders shall not be entitled to receive such remuneration.
2) Chairman of the Board is not entitled to an additional monthly retainer or attendance fee if he or she chairs any of the sub-committees.

Shareholders raised the following queries:

Shareholder : What does it mean a decrease of Baht 1,500,000 for directors' remuneration?

Chairman : A total remuneration of Baht 13,500,000 proposed to the meeting today is an overall budget over which no remuneration shall not be paid. A decrease is an expression of responsibility by directors towards current economic crisis. Meeting of the directors shall be regularly convened with some additional agenda from time to time to suit circumstance whereby remuneration at the year end may be reduced.

Shareholder : Would a monthly retainer for Chairman of the Board in the amount of Baht 200,000 be too high given current economic situation?

Chairman : Determination of remuneration for directors is not made without rationale. It has been based upon statistical data of listed companies, similar size and responsibilities of directors in comparison as high as 30 companies. A general overview has shown remuneration proposed for the Company directors is below average by 10%. The Board of Directors has considered this proposal to be fair taking into consideration of responsibilities under laws and towards shareholders.

Since there was no shareholder raising further question, the Chairman, then, proposed the Meeting to cast their votes. In addition, shareholders were advised a resolution shall require an affirmative vote of not less than two-thirds of the total number of shareholders attending and eligible to vote.

After due consideration, the Meeting

RESOLVED THAT Directors' remuneration for the year 2009 be and hereby was approved with the following votes:

Resolution	Votes (1 Share = 1 vote)	% of the total shares held by shareholders attending and having right to vote
1. Agreed	2,434,160,794	98.56
2. Disagreed	30,779,900	1.25
3. Abstained	4,854,700	0.20
Total	**2,469,795,394**	**100.00**

The votes were of not less than two-thirds of the total number of shareholders attending and eligible to vote.

10. <u>To approve the appointment of the Company's auditors and determine a fee for 2009.</u>

Chairman requested Mr. Vikrom Sriprataks, Director and Chief Executive Officer, to report the Meeting.

Mr. Vikrom Sriprataks stated to the Meeting that in compliance with the Company's Articles of Association, the Annual General Meeting of Shareholders shall determine to appoint the Company's auditors and to designate auditing fee of the year 2009, thus proposed the Meeting to consider appointing the Company's auditors namely:

Mr. Supot Singhasaneh Registration No. 2826
Mr. Winid Silamongkol Registration No. 3378
Ms. Somboon Suprsiripinyo Registration No. 3731
Mr. Charoen Phosamritlert Registration No. 4068

from KPMG Phoomchai Audit Ltd. whereby anyone being authorized to conduct the audit and express the opinion of the financial statement of the Company, provided, in the absence of the above named auditors, KPMG Phoomchai Audit Ltd. is authorized to designate one other auditor to carry out the work, and to approve determining auditing fee of the year 2009 of the Company for a fee of not exceeding 5,237,000 Baht, comprising:

Balance Sheets of the Company	Baht	2,876,000
Quarterly review	Baht	2,361,000
(Inclusive of subsidiaries)		
Total	**Baht**	**5,237,000**

A decrease of Baht 15,000, or 0.29% from the year 2008.

The above named auditors have no relation / interest with the Company / subsidiaries / executives/ major shareholders or connected persons.

Since there was no shareholder raising any question, the Chairman, then, proposed the Meeting to cast their votes.

After due consideration, the Meeting

RESOLVED THAT The appointment of the Company's auditors and determination of fees be and hereby were approved with the following votes:

Resolution	Votes (1 Share = 1 vote)	% of the total shares held by shareholders attending and having right to vote
1. Agreed	2,464,963,394	99.80
2. Disagreed	0	0.00
3. Abstained	4,832,000	0.20
Total	**2,469,795,394**	**100.00**

11. To approve the allotment of the additional ordinary shares reserved for exercising the right in pursuance with the ESOP warrants due to the entering into terms and conditions of the Prospectus.

Chairman requested Mr. Vikrom Sriprataks, Director and Chief Executive Officer, to report the Meeting.

Mr. Vikrom Sriprataks stated that the Company distributed dividend for the year 2008 at a rate exceeding 50 per cent of net profit, thus fell under conditions prescribed in the Prospectus of the ESOP; it becomes necessary therefore the Company adjust right of those entitled to such ESOP so that their right would not be prejudiced; adjustment will be allotting additional 1,150,000 ordinary shares for subscription at par value of Baht 1out of unalloted 2,009,693,609 shares at par value of Baht 1 to executives and employees in ESOP program as prescribed in the Prospectus, as per details attached to the Notice calling for the Meeting.

Since there was no shareholder raising any question, the Chairman, then proposed the Meeting to cast their votes. In addition, shareholders were advised a resolution shall require an affirmative vote of not less than three-fourths of the total number of shareholders attending and eligible to vote.

After due consideration, the Meeting

RESOLVED THAT The allotment of the additional ordinary shares reserved for exercising the right in pursuance with the ESOP warrants due to the entering into terms and conditions of the Prospectus be and hereby was approved with the following votes:

Resolution	Votes (1 Share = 1 vote)	% of the total shares held by shareholders attending and having right to vote
1. Agreed	2,388,501,542	96.71
2. Disagreed	76,440,253	3.10
3. Abstained	4,854,300	0.20
Total	**2,469,796,095**	**100.00**

The votes were of not less than three-fourths of the total number of shareholders attending and eligible to vote.

12. <u>To consider other matters (if any).</u>

Shareholders raised the following queries:

Shareholder: A notice to this meeting has indicated registration time to be 12.00 – 14.00 hours. When shareholders and the Company's officers are ready, would it be possible for registration before 12.00 hours?

Chairman: Company Secretary please consider this issue.

Shareholder: Would it be possible to pay dividend at a higher rate in future?

Chairman: The Company hsas exercised best effort to pay dividend at a rate not lower than the current one.

Shareholder: Please carefully consider a souvenir for shareholders to be appropriate for shareholders being adults. It should be of appropriate price and express pride for shareholders.

Chairman: Company Secretary please consider this issue.

Shareholder: Would the Company be affected from financial crisis, how the Company undergo risk management and how could the Company retain the same profit rate?

Chairman: CEO please respond to the query

CEO : The Board and management have carried out operation with great care, and minimized risk in various areas such as cost control and investment only for benefit of subscribers, as well as tried to maintain the same profit rate of the past years.

Shareholder: 1) Could a souvenir be a kind of SIM or scratch card?
2) Would it be possible to allow shareholders to participate as members of working teams in order to strengthen effectiveness and efficiency as well as relationship with the Company?

Chairman: Management will consider these issues.

Shareholder: Would all mobile phone operators be awarded 3G licenses, what will the nature be?

Chairman: CEO please respond to the query

CEO : NTC is expected to issue 4 licenses by the end of 2009, covering 45 MHz bandwidth, probably in the range of 10 MHz x3 and 15 MHz x1, or 10 MHz x4 and 5 MHz x1. All operators that are qualified pursuant to conditions prescribed by NTC can enter an auction. The Company is now ready and shall adopt a basis of a reasonable return on investment.

Shareholder: Why is voting in agenda 8 different from other agenda?

Chairman: Company Secretary please respond to query.

CEO : Voting in agenda 8 re-election of retiring directors is in accordance with recommendation of the Stock Exchange of Thailand to create transparency. The procedure is yet applied to other agenda as it would take time of the meeting.

The Meeting was adjourned at 15.45 Hrs.

After the Meeting commenced at 14.00 hours, there were additional shareholders registering in person and by proxy, thus the total number was 1,208 holding 2,469,796,095 shares or 83.39 percent of the total number of shares sold.



Signed ____________ Chairman of the Meeting
(Paiboon Limpaphayom, Ph.D)



Signed ____________ Vice Chairman proceeding the Meeting
(Mr. Somprasong Boonyachai)

Dividend Policy and Details of Dividend Payment of Advanced Info Service Plc.

Dividend Policy

The Company can pay dividends to shareholders over 40% of net profit, on the condition that the Company must receive at least an "**AA**" rating from a credit rating agency that has been approved by the Office of the Securities and Exchange Commission. This rating must be received within a period of 45 days before the approval of the dividend payment by the board of directors.

In the event that the Company is in default of principal or interest payment under the debentures in any installment, the Company shall not pay dividends in any form whatsoever to the shareholders of the Company.

The Company (and its subsidiaries) intends to pay dividends to shareholders not less than 40% of net profit after tax reported in the Consolidated Financial Statement. In the event that the Company is in default of principal or interest payment under the debentures in any installment, the Company shall not pay dividends in any form whatsoever to the shareholders of the Company. Dividend payment will depend on cash flow and investment obligation of Company and subsidiaries including any necessity and suitability in the future. And it shall not exceed the retained earnings which indicated in Company Financial Statement.

Details of Dividend Payment

According to Public Limited Company Act, the Company shall allocate not less than five percent of its annual net profit less the accumulated losses brought forward (if any) to legal reserve until this reserve attains an amount not less than ten percent of the registered capital. This has been already performed by the Company.

Details of Dividend Payment	2009 (Proposed year)	2008
1. Net Profit (Baht)	17,055,365,616	16,409,035,972
2. Share Amount		
2.1 Amount of Share for Interim Dividend	2,963,291,301 Shares	2,961,739,547 Shares
2.2 Amount of Share for Annual Dividend	2,965,898,587 Shares* (approximately)	2,962,286,846 Shares
3. Total Dividend Payment (Baht per Share)	**11.30**	**6.30**
3.1 Interim Dividend (Baht per Share)	3.00	3.00
3.2 Annual Dividend (Baht per Share)	3.30	3.30
3.3 Special Dividend (Baht per Share)	5.00	-
4. Total Dividend Amount (Baht)	33,506,832,175.10 (approximately)	18,660,765,232.80
5. Dividend Payout Ratio		
5.1 Payout ratio excluding special dividend (%)	109.51	113.72
5.2 Payout ratio including special dividend (%)	196.46	-

* Total shares as of 3 March 2010. The actual numbers shall be confirmed on the book closing date to determine the right to receive dividend on 20 April 2010.

Preliminary information of the retired Directors being proposed for re-election



Name	Mr. Surasak Vajasit
Age (year)	56
Position	Director, Member of the Audit Committee, Independent Director , and Member of the Nomination and Corporate Governance Committee
Starting Date of Directorship	10 May 2006
Tenure	4 years
% Shareholding	- None -
Highest Education	Bachelor Degree at Laws (Honors), London University Barrister-at-law Lincoln's Inn
Governance Training of IOD	DAP: Director Accreditation Program Class 29/2004

Working Experiences

2006 - Present	Director and Member of the Audit Committee, Advanced Info Service Plc.
2005 - Present	Partner, Hunton & Williams (Thailand) Limited
1997 - 2008	Director, Thai Tollow and Oil Co., Ltd.
2004 - 2006	Director and Independent Director, Shin Corporation Plc.
2004 - 2005	Director, Coudert Brothers Co., Ltd.

Director/Management Position in other companies

- Listed Company - None -
- Non-listed company 1 Company
- Other company that compete with/relate to the company - None -

Attend of meeting in 2008

- The Board of Directors Meeting 9/9 times
- The Audit Committee Meeting 12/12 times
- The Nomination and Corporate Governance Committee Meeting 3/3 times

Illegal Record in past 10 years - None -

Relationship with Management - None -

Having the following interests in the Company, parent company, subsidiaries, affiliates or any legal entities that have conflicts, at present or in the past 2 years

1. Being a director that take part in managing day-to-day operation, employee, or advisor who receive a regular salary or fee - No -
2. Being a professional service provider (i.e., auditor, lawyer) - No -
3. Having the significant business relations that may affect the ability to perform independently - None -

Preliminary information of the retired Directors being proposed for re-election



Name	Mr. Suphadej Poonpipat
Age (year)	59
Position	Director
Starting Date of Directorship	22 June 1992
Tenure	18 years
% Shareholding	- None -
Highest Education	Master Degree of Science, University of Wisconsin, USA
Governance Training of IOD	DAP: Director Accreditation Program Class 8/2004

Working Experiences

2005 - Present	Director, MBK Resort Plc. Director and Chairman of the Executive Committee, Thanachart Insurance Co., Ltd. Vice-Chairman of the Board of Directors, Chairman of the Executive Committee and Chief Executive Officer, Thanachat Bank Plc.
2003 - Present	Director, Siam Piwat Co., Ltd. Director and Chairman of the Executive Committee, Thanachart Life Assurance Co., Ltd. Vice-Chairman of the Board of Directors and Vice-Chairman of Executive Committee, Plan Estate Co., Ltd.
1997 - Present	Vice-Chairman of the Board of Director and Chairman of the Executive Committee, Thanachart Capital Plc.
1992 - Present	Director, Advanced Info Service Plc.
1986 - Present	Vice-Chairman of the Board of Directors, MBK Plc.
1997 – 2009	President, Thanachart Capital Plc.
1990 – 2006	President, National Finance Plc.

Director/Management Position in other companies

▪ Listed Company	4 Companies	- MBK Resort Plc. - Thanachat Bank Plc. - Thanachart Capital Plc. - MBK Plc.
▪ Non-listed company	4 Companies	
▪ Other company that compete with/relate to the company	- None -	

Attend of meeting in 2008	▪ The Board of Directors Meeting	5/9 times
Illegal Record in past 10 years	- None -	
Relationship with Management	- None -	

Preliminary information of the retired Directors being proposed for re-election



Name	Mr. Yeo Eng Choon	
Age (year)	55	
Position	Director	
Starting Date of Directorship	6 November 2009	
Tenure	5 months	
% Shareholding	- None -	
Highest Education	Bachelor Degree in Commerce, Nanyang University	
Governance Training of IOD	- None -	
Working Experiences	2009 - Present	Director, Advanced Info Service Plc.
		Director, Pacific Bangladesh Telecom Limited
		VP (Regional Operations, Singapore Telecommunications Ltd.
	2007 - 2009	Chief Commerce Officer (Warid Telecom), Singapore Telecommunications Ltd.
	2007 - 2007	Covering VP, Singapore Telecommunications Ltd.
	2006 - 2007	VP (Customer Sales), Singapore Telecommunications Ltd.
	2005 - 2006	VP (Customer Marketing), Singapore Telecommunications Ltd.
	2000 - 2005	VP (Corporate Business Marketing), Singapore Telecommunications Ltd.
Director/Management Position in other companies	■ Listed Company	- None -
	■ Non-listed company	- None -
	■ Other company that compete with/relate to the company	- None -
Attend of meeting in 2008	■ The Board of Directors Meeting	1/1 time
Illegal Record in past 10 years	- None -	
Relationship with Management	- None -	

Attachment 4

(Translation)

Capital Increase Report Form

Advanced Info Service Public Company Limited

February 12, 2010

We, Advanced Info Service Public Company Limited (the "**Company**"), hereby report on the resolution of the Board of Directors No. 2/2010, held on February 12, 2010 in respect of a share allotment as follows:

1. Capital increase

The Board of Directors has approved the allotment of 2,000,000 unissued ordinary shares, at the par value of Baht 1 each, totaling Baht 2,000,000, to reserve for the exercise of warrants to be issued to the Company's directors and employees under ESOP Programs to conform to the adjustment as specified in the Prospectus.

2. Allotment of new shares

The Board of Directors has resolved to allocate 2,000,000 unissued ordinary shares, at the par value of Baht 1 each, totaling Baht 2,000,000, to reserve for the exercise of warrants to be issued to the Company's directors and employees under ESOP Programs. The allotments will be proposed to the shareholders for consideration and approval, details as follows:

2.1 The details of the allotment

Allotted to	**Number (shares)**	**Ratio (old : new)**	**Exercise price per share (Baht)**	**Subscription and payment period**	**Note**
Existing Shareholders	-	-	-	-	-
General public	-	-	-	-	-
Other persons *(specify)*	-	-	-	-	-
To reserve for the exercise of the warrant (ESOP Programs), due to the adjustment as specified in the Prospectus, totaling 2,000,000 shares.	2,000,000	-	-	-	-

2.2 The Company's plan in case there is a fraction of shares remaining

-None-

2.3 The remaining unallocated shares

The remaining unissued shares are 2,006,543,609 shares with par value of Baht 1 each, totaling Baht 2,006,543,609.

3. Schedule for Shareholders Meeting to approve the capital increase/ allotment

The 2010 Annual General Meeting of Shareholders will be held on April 8, 2010, at 10.00 hours at the Auditorium Room, 9th Floor, Shinawatra Tower 3, Viphavadee Rangsit Road, Chatuchak, Bangkok. The Company will fix the Record Date on which shareholders have the right to attend and vote in the 2010 AGM on 17 March 2010 and fix the share registration book closing date on 18 March 2010 for gathering shareholders' name under the Section 225 of the Securities and Exchange Act B.E. 2535.

4. Approval of the capital increase/ share allotment by relevant governmental agency and conditions thereto (if any)

The Company will register the increase of paid-up capital at the Ministry of Commerce when the warrants are exercised to ordinary shares and seek approvals from the Stock Exchange of Thailand to list such newly issued ordinary shares as listed securities and trading in the Stock Exchange of Thailand.

5. Objectives of the capital increase and plans for utilizing proceeds received from the capital increase

The Company will use the proceeds from exercise of warrants as its working capital.

6. Benefit to the Company from the capital increase/ share allotment:

To allot the additional shares to reserve for the adjustment of exercise ratio of ESOP warrants adequately due to the entering into terms and conditions of the Prospectus. The Company should maintain the right of ESOP holders' right as specified in the Prospectus.

7. Benefit to the shareholders from the capital increase/share allotment:

The objective of the ESOP is to compensate and motivate the directors and employees to perform their duties in the best interests of the Company. This should in turn being about long-term benefit to the Company, as well as retain them with the Company, resulting in improvement of the Company's performance.

The newly issued shares from exercise of warrants will have the same rights as that of the increased shares, previously issued, and be entitled to receive dividends from the date that their name are listed in the share register book submitted to the Ministry of Commerce.

8. Other details necessary for shareholders to approve the capital increase/share allotment:

Regarding the dividends payments of the company for 2009, the Company has approved dividends payments in excess of 50% of net profit after income tax. This has affected the exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors and employees of the Company (ESOP), as stated in the Prospectus. The ESOP warrant holders' rights shall not be decreased.

The Company, therefore, will allot additional shares to be reserved for the new exercise ratio of ESOP adequately.

9. Action plan after the Board of Directors of the Company passed a resolution approving the capital increase or allotment of new shares:

Date	Actions
February 12, 2010	Board of Director's Meeting has resolved to allot additional shares for supporting the exercise of the warrants to purchase the ordinary shares and notified the Stock Exchange of Thailand.
March 17, 2010	The Record Date to determine the right to attend and vote in the 2010 Annual General Meeting of Shareholders.
March 18, 2010	The share registration book closing for gathering shareholders' names under the Section 225 of the Securities and Exchange Act B.E. 2535.
April 8, 2010	The holding of the 2010 Annual General Meeting of Shareholder.

The Company hereby certifies that the information contained in this report form is true and complete in all respects.

Signed _*-Signed*_ authorized director
(Mr. Somprasong Boonyachai)
Vice-Chairman of the Board of Directors

Signed _*-Signed-*_ authorized director
(Mr. Vikrom Sripratak s)
Director

Definition of Independent Director of Advanced Info Service Plc.

An Independent Director is a qualified individual and possesses an independency according to the Company's Corporate Governance Policy established by the Board, and the criteria established by the Stock Exchange of Thailand, which have been defined more restrictively than the criteria established by the Stock Exchange of Thailand. An Independent Director must:

1. holding shares *not* exceeding 0.5 per cent of the total number of voting rights of the Company, its parent company, subsidiary, affiliate or juristic person which may have conflicts of interest, including the shares held by related persons of the independent director;

2. *neither* being *nor* having been an executive director, employee, staff, or advisor who receives salary, or a controlling person of the Company, its parent company, subsidiary, affiliate, same-level subsidiary or juristic person who may have conflicts of interest. Audit Committee Member who shall be appointed on or after 1 July 2010 shall have ended the foregoing relationship *not* less than two years prior to the date of appointment;

3. *not* having a business relationship with the Company, its parent company, subsidiary, affiliate or juristic person who may have conflicts of interest, in the manner which may interfere with his independent judgment, and *neither* being *nor* having been a major shareholder, non-independent director or executive of any person having business relationship with the Company, its parent company, subsidiary, affiliate or juristic person who may have conflicts of interest. Audit Committee Member who shall be appointed on or after 1 July 2010 shall have ended the foregoing relationship *not* less than two years prior to the date of appointment.

   The term 'business relationship' aforementioned under paragraph one includes any normal business transaction, rental or lease of immovable property, transaction relating to assets or services or grant or receipt of financial assistance through receiving or extending loans, guarantee, providing assets as collateral, including any other similar actions, which result in the Company or its counterparty being subject to indebtedness payable to the other party in the amount of three percent or more of the net tangible assets of the Company or twenty million Baht or more, whichever is lower. The amount of such indebtedness shall be calculated according to the calculation method for value of connected transactions under the Notification of the Commission of the Stock Exchange of Thailand Re: Disclosure of Information and Act of Listed Companies Concerning the Connected Transactions *mutatis mutandis*. The consideration of such indebtedness shall include indebtedness taking place during the course of one year prior to the date on which the business relationship with the person commences;

4. *not* being a person related by blood or registration under laws, such as in the manner of father, mother, spouse, sibling, and child, including spouse of the children, executives, major shareholders, controlling persons, or persons to be nominated as executive or controlling persons of the Company or its subsidiary;

5. *not* being a director who has been appointed as a representative of the Company's director, major shareholder or shareholders who are related to the Company's major shareholder;

6. *neither* being *nor* having been an auditor of the Company, its parent company, subsidiary, affiliate or juristic person who may have conflicts of interest, and *not* being a major shareholder, non-independent director, executive or partner of an audit firm which employs auditors of the Company, its parent company, subsidiary, affiliate or juristic person who may have conflicts of interest. Audit Committee Member who shall be appointed on or after 1 July 2010 shall have ended the foregoing relationship *not* less than two years prior to the date of appointment.

7. *neither* being *nor* having been any professional advisor including legal advisor or financial advisor who receives an annual service fee exceeding two million Baht from the Company, its parent company, subsidiary, affiliate or juristic person who may have conflicts of interest, and *neither* being *nor* having been a major shareholder, non-independent director, executive or partner of the professional advisor. Audit Committee Member who shall be appointed on or after 1 July 2010 shall have ended the foregoing relationship *not* less than two years prior to the date of appointment.

8. *not* being a director assigned by the Board of Directors to take part in the business decision of the Company, its parent company, subsidiary, affiliate, same-level subsidiary or juristic person who may have conflicts of interest;

9. *not* being a director of other listed companies, which are the parent company, subsidiary or same-level subsidiary.

10 being able to perform duties, or express opinions or reports as assigned by the Board of Directors without any characteristics which render him incapable of expressing independent opinions with regard to the Company's business affairs.

The Information of Independent Director

Advanced Info Service Plc.



Name	Mr. Aviruth Wongbuddhapitak
Age (year)	61
Address	414 Shinawatra Tower 1, Phahon Yothin Rd., Samsen Nai, Phayathai, Bangkok 10400
Position	Director, Chairman of the Audit Committee, Independent Director, and Member of the Remuneration Committee
Highest Education	Master Degree in Business Administration, New York University, USA
Governance Training of IOD	DCP : Director Certification Program 8/2001 The Board's Role in Setting Effective Compensation Policy

Working Experiences		
	2009 - Present	Independent director and Member of the Audit Committee, Thai Military Bank Plc.
	2008 - Present	Advisor, Bureau of the Crown Property
	2007 - Present	Chairman of the Board Of Directors, Marble Co., Ltd.
	2006 - Present	Chairman of the Audit Committee and Director, Advanced Info Service Plc. Advisor, Siam Cement Plc.
	2003 - Present	Director and Member of the Executive Director, Thai Plastic and Chemicals Plc. Director, CPB Equity Co., Ltd. Director, CPB Property Co., Ltd.
	1995 - Present	Director and Chairman of the Executive Director, Deves Insurance Plc.
	2006 - 2009	Expert Member of the Board of Directors, Government Pension Fund Expert Member of Investment Committee, Government Pension Fund
	2007 - 2008	Director, Thai Airways International Plc.
	2005 - 2008	Assistance of Director, Bureau of the Crown Property
	2001 - 2008	Chairman of the Board of Director, IT One Co., Ltd.
	2003 - 2005	President, Cementhai Property (2001) Plc.

Illegal Record in past 10 years	- None -
Relationship with Management	- None -
Conflict of Interest	-- None -

The Information of Independent Director

Advanced Info Service Plc.



Name	Mrs. Tasanee Manorot	
Age (year)	64	
Address	414 Shinawatra Tower 1, Phahon Yothin Rd., Samsen Nai, Phayathai, Bangkok 10400	
Position	Director, Member of the Audit Committee and Independent Director	
Highest Education	Bachelor Degree in Commerce and Accountancy, Chulalongkorn University	
Governance Training of IOD	DCP : Director Certification Program 32/2003	
Working Experiences	2006 - Present	Director and Member of the Audit Committee, Advanced Info Service Plc.
	2002 - 2005	Senior Executive Vice President, TOT Corporation Plc.
	2001 - 2005	Director, Advanced Info Service Plc.
	2000 - 2002	Senior Executive Vice President, Telephone Organization of Thailand
	1999 - 2000	Executive Vice President, Telephone Organization of Thailand
	1996 - 1999	Vice President of Finance Department, Telephone Organization of Thailand
Illegal Record in past 10 years	- None -	
Relationship with Management	- None -	
Conflict of Interest	- None -	

The Information of Independent Director

Advanced Info Service Plc.



Name	Mr. Surasak Vajasit	
Age (year)	56	
Address	414 Shinawatra Tower 1, Phahon Yothin Rd., Samsen Nai, Phayathai, Bangkok 10400	
Position	Director, Member of the Audit Committee, Independent Director , and Member of the Nomination and Corporate Governance	
Highest Education	Bachelor Degree at Laws (Honors), London University Barrister-at-law Lincoln's Inn	
Governance Training of IOD	DAP : Director Accreditation Program 29/2004	
Working Experiences	2006 - Present	Director and Member of the Audit Commitee, Advanced Info Service Plc.
	2005 - Present	Partner, Hunton & Williams (Thailand) Limited
	1997 - 2008	Director, Thai Tollow and Oil Co., Ltd.
	2004 - 2006	Director and Independent Director, Shin Corporation Plc.
	2004 - 2005	Director, Coudert Brothers Co., Ltd.
Illegal Record in past 10 years	- None -	
Relationship with Management	- None -	
Conflict of Interest	Agenda 6: To approve the re-appointments of retiring director, because of being retiring director who is proposed for re-election.	

Company's Articles of Association concerning the Shareholders Meeting

1. Closing of Share Registration Book

Article 15 In the course of 21 days prior to each meeting of the shareholders, the Company may suspend the registration of share and notify the shareholders in advance by placing the notice at the head office and its branch office not less than 14 days before the date commencing the suspension of share transfer.

2. Rule and procedure to elect the Board of Directors

Article 17 The meeting of shareholders shall elect the Board of Directors in accordance with the rules and procedures as follows:

(1) every shareholder shall have one vote for each share of which he is the holder;

(2) each shareholder may exercise all the votes he has under the (1) above to elect one or several director(s). In the event of electing several directors, he may not allot his votes to each unequally.

(3) the persons receiving the highest votes in their respective order of the votes shall be elected as directors at the number equal to the number of directors required at that time. In the event of an equality of votes among the persons elected in order of respective high numbers of votes, which number exceeds the required number of directors of the Company at that time, the chairman of the meeting shall be entitled to a second or casting vote.

3. Calling of Shareholders Meeting

Article 30 The Board of Directors shall arrange for an Annual General Meeting of Shareholders within 4 months from the last day of the fiscal year of the Company.

The meeting of shareholders other than that in the first paragraph shall be called the Extraordinary General Meetings of Shareholders.

The Board of Directors may summon an Extraordinary General Meeting of Shareholders whenever the Board thinks appropriate. The shareholders holding shares altogether at not less than one-fifth of the total number of shares sold or not less than 25 shareholders holding shares altogether at not less than one-tenth of the total number of shares sold may submit their names in a letter requesting the Board of Directors to summon an Extraordinary General Meeting of Shareholders at any time but they shall give express reasons for such request in the said letter. In such case, the Board of Directors shall arrange for the meeting of shareholders to be held within one month from the date of receipt of such request from the shareholders.

Article 31 In summoning for any meeting of shareholders, the Board of Directors shall send notice of the meeting specifying the place, date, time, agenda of the meeting and the subject matter to be submitted to the meeting together with reasonable details and shall deliver the same to the shareholders and the Registrar for reference not less than 7 days prior to the meeting. Besides, the notice of the meeting shall also be announced in a newspaper for not less than three days before the meeting.

4. The Quorum

Article 32 The meeting of shareholders must be attended by not less than 25 shareholders or proxy (if any) or not less than a half of total number of shareholders holding an aggregate number of shares not less than one-third of all shares sold in number to constitute a quorum.

In the event at any meeting of shareholders, after one hour from the time fixed for the meeting commencement, the number of shareholders present is still not enough to form a quorum as required, if such meeting of shareholders was requested for by the shareholders, such meeting shall be revoked. If such meeting of shareholders was not called for by the shareholders, the meeting shall be called for again and in the latter case notice of the meeting shall be delivered to shareholders not less than 7 days before the meeting. In the subsequent meeting no quorum is required.

5. Granting Proxy

Article 33 At a meeting of shareholders, shareholders may appoint any other person who is sui juris as proxy present and voting on his behalf. The proxy form must be dated and signed by the principal and according to the form as prescribed by the Registrar.

The proxy form must submitted to the Chairman of the Board or other person designated by the Chairman of the Board at the meeting venue before the proxy attending the meeting.

6. Voting

Article 34. The resolution of the meeting of shareholders shall be supported by the following votes:

(1) in a normal case, by the majority vote of the shareholders who attend the meeting and have the right to vote. In case of an equality of vote, the chairman of the meeting shall be entitled to a casting vote.

(2) in the following cases, by a vote of not less than three-fourths of the total number of shareholders present at the meeting and entitled to vote:

- a the sale or transfer of whole or essential parts of business of the Company to other persons.
- b the purchase or acceptance of transfer of businesses of other companies or private companies to the Company's own.
- c entering into, amending or terminating the contract relating to the leasing out of business of the Company in whole or in essential parts; the assignment to anyone else to manage the businesses of the Company or the amalgamation of the businesses with other persons with an objective to share profit and loss.
- d amendment of the Memorandum of Association or Articles of Association of the Company.
- e increase or decrease of the capital of the Company or the issuance of debentures.
- f the amalgamation or liquidation of the Company.

Notes on documents and evidence identifying shareholders and proxies eligible to register, attend and vote at the Meeting

The Company shall convene the 2010 Annual General Meeting of Shareholders on 8 April 2010 at 10.00 hours at Auditorium, 9th Floor, Shinawatra 3, 1010 Viphavadee Rangsit Road, Chatuchak, Bangkok 10900. In this connection, the Company shall proceed with a Barcode system so as to promote transparency, fairness and benefits for shareholders. The Company considers appropriate to impose procedures on review of documents and evidence identifying shareholders and proxies eligible to register, attend and vote at the Meeting as follows:

1. Proxy Form

The Department of Business Development, the Ministry of Commerce issued a notification re: Prescription of a Proxy Form (No. 5) B.E. 2550; the Company has therefore prepared a proxy form for shareholders who cannot attend the Meeting. A proxy may be any independent director.

1.1 The Company attaches to the Notice a Proxy Form B. which prescribes certain particulars.

1.2 In the event shareholders wish to apply a Proxy Form A. being a simple proxy form, or Proxy Form C. for foreign investors appointing custodians as depositary, both Forms can be downloaded from the Company Website http://investor.ais.co.th In all cases, please produce the Proxy Form B. on which a Barcode is affixed on the date of Meeting.

Shareholders may apply either Form A or B while foreign investors appointing custodians as depositary in Thailand can select Form A, B or C.

2. Documents to be produced prior to the Meeting

Person

1. Personal attendance: ID Card, Civil Servant Card, or Driving License supported by any documents in case of change thereto; please produce the Proxy Form B as well.

2. Proxy:
   - any Proxy Form duly filled in and signed by shareholder and proxy;
   - copies of ID Card, Civil Servant or Driving License duly certified by shareholder and proxy;
   - copy of ID Card, Civil Servant or Driving License duly certified by proxy at point of registration.

   In the event shareholder wishes to apply Proxy Form A, please also produce Proxy Form A on which a Barcode has been affixed on the date of the Meeting.

Juristic Entity

1. Personal attendance by director
   - any Proxy Form duly filled in and signed by shareholder and proxy;
   - copy of a company certificate duly certified by authorized director(s) containing particulars that director(s) attending the Meeting is(are) duly authorized;
   - copy(ies) of ID Card or others issued by competent authorities duly certified by such director(s).

   In the event shareholder wishes to apply Proxy Form A, please also produce Proxy Form B on which a Barcode has been affixed on the date of the Meeting.

2. Proxy:
   - any Proxy Form duly filled in and signed by authorized director(s) of shareholder and proxy;
   - copy of a company certificate duly certified by authorized director(s) containing particulars that director(s) affixing signature(s) on the Proxy Form is(are) duly authorized;
   - copy(ies) of ID Card or others issued by competent authorities to director(s) who is(are) director(s) duly certified by him/her/them;
   - copies of ID Card or others issued by competent authorities to proxy duly certified together with originals thereof at point of registration.

   In the event shareholder wishes to apply Proxy Form A, please also produce Proxy Form B on which a Barcode has been affixed on the date of the Meeting.

3. Custodian appointed as depositary by foreign investors
   3.1 documents as under juristic entity 1 and 2 shall be prepared;
   3.2 in the event custodian has been authorized to sign on proxy, the following documents shall be produced:
      - a power of attorney appointing such custodian to sign on proxy;
      - a confirmation letter that signatory has been licensed to engage in custodian business.

   In the event shareholder wishes to apply Proxy A or C, please also produce Proxy Form B on which a Barcode has been affixed on the date of the Meeting. If an original document is not made in English, please attach the English translation duly certified by director(s) of such juristic entity.

3. Registration

The Company shall proceed with registration not less than two hours prior to the Meeting or from 8.00 hours, Thursday, 8 April 2010 at the venue with a map attached to the Notice.

4. Casting Votes Criteria

General agenda

1. A vote in each agenda shall be one share one vote. Shareholders shall only vote for: agree, disagree or abstain while splitting of votes is not allowed, except in the case of custodian.

2. Proxy:
   2.1 Proxy shall cast a vote only as specified in the Proxy; non-compliance shall not constitute a valid vote by shareholders.
   2.2 In the event no instruction has been specified, or instruction is not clear on the Proxy on each agenda, or the Meeting considers or votes on any issue other than those specified on the Proxy, or there would be any amendment to or change in facts, then proxy shall have discretion to consider and vote as appropriate.

Director agenda

According to Article 17 of the Company's Articles of Association, the Meeting of shareholders shall elect directors in accordance with the rules and procedures as follows:

1. Every shareholder shall have one vote for each share of which he is the holder;
2. Each shareholder may exercise all the votes he has under 1. above to elect one or several director(s). In the event of electing several directors, he may not allot his votes to each unequally.
3. The persons receiving the highest votes in their respective order of the votes shall be elected as directors at the number equal to the number of directors required at that time.

In the event of an equality of votes among the persons elected in order of respective high numbers of votes, which number exceeds the required number of directors of the Company at that time, the Chairman of the Meeting shall be entitled to a second or casting vote.

5. Procedures on Casting Votes

Chairman of the Meeting or officer shall explain casting vote: one share per one vote under the following procedures:

5.1 Chairman shall ask the Meeting to cast vote on each agenda as to agreement, disagreement or abstention. A vote shall be cast by shareholder or proxy on one opinion only (except in case of custodian by which Proxy allows).

5.2 Votes shall be counted only by shareholders who disagree or abstain from votes as specified in the ballots distributed by officers of the Company at time of registration so that such ballots shall be summed up and deducted from all votes by shareholders attending the Meeting, and that the remainder counted as agreement on such agenda.

6. Counting and Announcing the Votes

Officers of the Company shall count and sum up votes on each agenda based on a Barcode duly affixed on the ballots received and marked with disagreement or abstention, as the case may be, then deduct same from all votes by shareholders attending the Meeting. Results shall be announced for each agenda.

Procedures for attending of 2010 Annual General Meeting of Shareholders
Advanced Info Service Public Company Limited
On 8 April 2010



Shareholders of
AIS Plc.
Attending in Person
The Company applies Barcode System for Meeting Registration
Proxy
Registering Desk attending in person (commence at 8.00 hours)
Registering Desk by proxy at 8.00 hours
Review the proxy
Producing ID Card
Proxy Form B (with Barcode)
Proxy Form B (with Barcode)
Certified copy of the proxy's and grant's ID Cards
Signing in Registered Document
Getting ballot cards
Attend to the meeting room
The Chairman opens the meeting At 10.00 hours.
The Chairman proposes the agenda in order
If any shareholder wishes to vote against or abstain to vote for any agenda, please raise your hand and give the number of shareholding in the ballot.
An inspector (an external lawyer will be present to observe the voting procedures in order to ensure they are transparent and in compliance with the Company's Articles of Association, and all related laws and regulations.
Company's officers collect the ballot only for the shareholder who votes against or abstain to vote/conclude the result
The Chairman announces the vote to the meeting

Please return to the Company's officers the ballot for every agenda when the meeting be completed.

Attachment 10


Location Map - Shinawatra Tower 3
To Don Muang Airport
Ngamvongwan Rd.
Ladprao
Ratchadaphisek Rd.
S.C.B Park
Soi 21
Shinawatra Tower 3
Phaholyothin Rd.
Ladprao Rd.
ISUZU
Din Daeng Expressway
Viphavadee Rangsit Rd.
Ratchayothin
PTT
BTS Sky Train Station
Chatuchak Park
Expressway

Auditorium Room, 9th Floor, Shinawatra Tower 3
1010 Viphavadee Rangsit Road, Chatuchak, Bangkok
Tel. 02-949-2000

Viphavadi Rangsit Road : Bus no. 3, 29, 52 Air condition bus no. 10, 29
Phahol Yothin Road : Bus no. 27, 39, 59 Air condition bus no. 39